SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ~

GEOFFREY CHAN *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

~ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

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May 2, 2017

Confidential

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                 Secoo Holding Limited
CIK No. 0001633441
Response to the Staff’s Comment Letter Dated October 21, 2015

Dear Ms. Ransom and Ms. Lόpez:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 21, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement. Given the significant updates and revisions made to the draft registration statement that was confidentially submited on September 25, 2015 to reflect the Company’s business operations and financial conditions since then, the Company submited a clean version of the Revised Draft Registration Statement to facilitate the Staff’s review. Upon your request, the Company will further provide the marked version of the Revised Draft Registration Statement to show all changes made to the previous draft.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of December 31, 2015 and 2016 and for the years then ended.

As an “Emerging Growth Company” as defined in the JOBS Act, the Company has included selected financial information as of and for the two years ended December 31, 2015 and 2016, and omitted the three years financial information as of and for the years ended December 31, 2012, 2013 and 2014.

Responses to the Staff’s Comments on October 21, 2015

Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated October 21, 2015. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect its recent developments.

Management’s Discussion & Analysis

Liquidity and Capital Resources

1.                                      We note your response to comment 1 that the support letter is not material to the company, given the “recently raised US$55.0 million through a new round of private placement financing.” However, it appears that you may still rely on the financial support letter for future funding. If so, please file the support letter as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the support letter from one of our preferred shareholders ceased to be effective on May 19, 2016. Therefore, the Company does not believe the support letter is required by Item 601 of Regulation S-K to be filed as an exhibit. The Company believes that its current cash and cash equivalents will be sufficient to meet the anticipated working capital requirements and capital expenditures of the Company for the next 12 months. The Company has revised the disclosure under the heading Liquidity and Capital Resources on page 82 of the Revised Draft Registration Statement.

Business

Strengthen Our Brand Relationships and Expand Our Products Selection

2.                                      We note your disclosure on page 114 that in September 2015 “[you] began to cooperate with Chengdu Maison Mode Lessin, the operator of Lessin department stores.” Please clarify if you have any formal agreements with this store and, if so, discuss the material terms of the agreement.

The Company respectfully advises the Staff that it ended its cooperation with Chengdu Maison Mode Lessin in 2016. The Company has revised the disclosure to reflect its current business model and cooperation with business partners including brand boutiques and department stores in the Revised Draft Registration Statement.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Richard Rixue Li, Chairman and Chief Executive Officer, Secoo Holding Limited
Shaojun Chen, Chief Financial Officer, Secoo Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Allen Lu, Partner, KPMG Huazhen LLP
Liu Fang, Esq., Partner, Clifford Chance